UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities

Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f)

of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* Poletti Claude	2. Date of Event Requiring Statement (Month/Day/Year) 10/19/2000	4. Issuer Name and Ticker or Trading Symbol Net4Music Inc. Ticker: NMUS
(Last) (First) (Middle) 13, rue Etienne Delorme
(Street) 65160 Tassin la Demi Lune FRANCE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) N/A	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director __ 10% Owner Officer Other X (give title) __ (specify below) below) _________________________ Chairman of the Board	6. If Amendment, Date of Original (Month/Day/Year) N/A
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- Cisable	Expira- tion Date	Title	Amount or Number of Shares
Purchase Right	10/19/00	10/19/05	Net4Music Inc. common stock	1,040,832	Exchangeable for 1,334,400 shares of common stock of Net4Music S.A.	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

October 27, 2000

**Signature of Reporting Person Date

CLAUDE POLETTI

* If the from is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C.

1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

See Instruction 6 for procedure.